Exhibit 99.2

JF Holdings Corp.

The report accompanying these financial statements was issued by
BDO USA, P.C., a Virginia professional corporation, and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

BDO

JF Holdings Corp.

Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

JF Holdings Corp.

Contents

Independent Auditor’s Report	3-4

Consolidated Financial Statements

Consolidated Balance Sheets	6

Consolidated Statements of Operations	7

Consolidated Statements of Changes in Stockholder’s (Deficit) Equity	8

Consolidated Statements of Cash Flows	9

Notes to Consolidated Financial Statements	10-28

Tel: 919-754-9370	421 Fayetteville St
Fax: 919-754-9369	Suite 300
www.bdo.com	Raleigh, NC 27601

Independent Auditor’s Report

Board of Directors

JF Holdings Corp.

Raleigh, North Carolina

Opinion

We have audited the consolidated financial statements of JF Holdings Corp. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholder’s (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Tel: 919-754-9370	421 Fayetteville St
Fax: 919-754-9369	Suite 300
www.bdo.com	Raleigh, NC 27601

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

May 1, 2024

Consolidated Financial Statements

JF Holdings Corp.

Consolidated Balance Sheets

December 31,	2023	2022
Assets
Current assets:
Cash and cash equivalents	$8,304,631	$8,889,734
Restricted cash	4,623,379	1,627,410
Accounts receivable, net	112,526,480	95,978,274
Inventories	84,538,915	77,304,421
Contract assets	11,807,818	10,649,407
Other current assets	9,124,469	6,045,226

Total current assets	230,925,692	200,494,472
Property and equipment, net	6,821,531	3,514,758
Operating lease right-of-use asset, net	15,567,356	11,129,145
Finance lease right-of-use asset	21,366,610	17,931,603
Goodwill, net	52,308,714	25,593,898
Intangibles, net	20,262,735	23,787,217
Other assets	200,809	412,917

Total assets	$347,453,447	$282,864,010

Liabilities and Stockholder’s (Deficit) Equity
Current liabilities:
Accounts payable	$61,706,489	$50,489,371
Accrued expenses	11,306,115	5,721,047
Accrued payroll and benefits	8,246,458	4,623,839
Income tax payable	571,303	1,339,114
Current portion of operating lease liability	4,235,219	2,892,516
Current portion of finance lease liability	8,855,033	7,100,290
Current installments of long-term debt	2,127,450	1,540,000
Customer deposits	17,104,085	17,078,283
Contract liabilities	8,463,602	5,166,282
Other current liabilities	1,450,000	—

Total current liabilities	124,065,754	95,950,742
Long-term liabilities:
Line of credit	—	11,000,000
Long-term operating lease liability, net of current portion	11,910,581	8,810,538
Long-term finance lease liability, net of current portion	14,123,438	12,260,817
Long-term debt, net of unamortized debt issuance costs and excluding current installments	205,169,563	147,824,851
Other liabilities	7,899,298	—

Total liabilities	363,168,634	275,846,948

Commitments and contingences (Note 12)
Stockholder’s (deficit) equity:
Common stock, $0.01 par value, 1,000 shares authorized; 1 share issued and outstanding	143,269,512	140,362,096
Accumulated deficit	(158,984,699)	(133,345,034)

Total stockholder’s (deficit) equity	(15,715,187)	7,017,062

Total liabilities and stockholders’ (deficit) equity	$347,453,447	$282,864,010

See accompanying notes to consolidated financial statements.

JF Holdings Corp.

Consolidated Statements of Operations

For the year ended December 31,	2023	2022
Revenues:
Parts and equipment	$283,851,274	$300,117,542
Service and installation	306,888,223	251,703,308

	590,739,497	551,820,850
Cost of sales	472,208,570	433,035,315

Gross profit	118,530,927	118,785,535
Selling, general and administrative expenses	113,741,394	104,703,644
Depreciation and amortization	12,852,495	12,779,986

(Loss) income from operations	(8,062,962)	1,301,905

Other (expense) income:
Interest expense	(20,773,983)	(14,719,550)
Other income	2,585,935	3,187,793

Total other expense, net	(18,188,048)	(11,531,757)

Loss before income tax	(26,251,010)	(10,229,852)
Income tax (benefit) expense	(611,345)	1,466,541

Net loss	$(25,639,665)	$(11,696,393)

See accompanying notes to consolidated financial statements.

JF Holdings Corp.

Consolidated Statements of Changes in Stockholder’s Deficit (Equity)

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
Balance at December 31, 2021	1	$135,312,096	$(121,648,641)	$13,663,455
Contribution from stockholder	—	5,050,000	—	5,050,000
Net loss	—	—	(11,696,393)	(11,696,393)

Balance at December 31, 2022	1	140,362,096	(133,345,034)	7,017,062
Contribution from stockholder	—	2,907,416	—	2,907,416
Net loss	—	—	(25,639,665)	(25,639,665)

Balance at December 31, 2023	1	$143,269,512	$(158,984,699)	$(15,715,187)

See accompanying notes to consolidated financial statements.

JF Holdings Corp.

Consolidated Statements of Cash Flows

For the year ended December 31,	2023	2022
Cash flows from operating activities:
Net loss	$(25,639,665)	$(11,696,393)
Adjustments to reconcile net loss to net cash provided by (used in)operating activities:
Bad debt recovery	(688,727)	(282,453)
Debt issuance cost amortization	687,749	646,305
Depreciation and amortization	19,981,514	18,290,100
Non-cash lease expense	133,712	203,103
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	9,775,426	(6,447,060)
Inventory	(1,480,859)	(8,344,214)
Contract assets	960,572	(3,494,451)
Other current assets	(1,129,953)	(2,660,316)
Other assets	212,107	(259,853)
Accounts payable	(4,193,987)	645,205
Accrued expenses	3,686,932	(567,807)
Accrued payroll and benefits	1,511,499	(732,983)
Income tax payable	(767,811)	1,339,114
Customer deposits	25,802	3,210,202
Contract liabilities	660,099	1,036,811

Net cash provided by (used in) operating activities	3,734,410	(9,114,690)

Cash flows from investing activities:
Purchases of property and equipment	(1,052,510)	(842,148)
Proceeds from sale of property and equipment	326,500	—
Acquisition of Dykstra, net of cash	—	(7,740,827)
Acquisition of Miller, net of cash acquired	(3,543,000)	—
Acquisition of Jones Covey, net of cash acquired	(31,082,539)	—
Acquisition of MIBA, net of cash acquired	(6,549,327)	—

Net cash used in investing activities	(41,900,876)	(8,582,975)

Cash flows from financing activities:
Payments on line of credit, net	(11,000,000)	(500,000)
Payments on term debt	(1,555,588)	(4,024,718)
Proceeds from term debt	60,000,000	30,000,000
Payments on finance lease liabilities	(8,574,496)	(6,586,087)
Deferred financing costs	(1,200,000)	(600,000)
Contribution from stockholder	2,907,416	5,050,000

Net cash provided by financing activities	40,577,332	23,339,195

Net increase in cash, cash equivalents and restricted cash	2,410,866	5,641,530
Cash, cash equivalents and restricted cash at beginning of year	10,517,144	4,875,614

Cash, cash equivalents and restricted cash at end of year	$12,928,010	$10,517,144

Supplemental cash flow information:
Cash paid for interest	$16,880,568	$15,169,063

See accompanying notes to consolidated financial statements.

JF Holdings Corp.

Notes to Consolidated Financial Statements

1.	Nature of Business and Significant Accounting Policies

Nature of Business

MidOcean JF Holdings Corp. was formed on December 30, 2011 to facilitate the purchase of JF Acquisition, LLC by certain institutional investors, in partnership with members of the Company’s management. Effective November 20, 2023, MidOcean JF Holdings Corp. changed its legal name to JF Holdings Corp. (the “Company”).

The Company is primarily engaged in the business of selling, servicing, and installing fluid handling equipment and related products. It conducts operations throughout the United States of America.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company reclassifies any bank overdrafts for outstanding checks to accounts payable. Restricted cash consists of construction bonds.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Retainage receivable are recorded on service and installation contracts and include billed and unbilled amounts for services and materials provided to customers for which the Company has an unconditional right to payment. Bill and unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets and contract liabilities on a net basis at the individual contract level. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Accounts receivable write-offs were $0.3 million and $1.8 million during the years ended December 31, 2023 and 2022, respectively.

JF Holdings Corp.

Notes to Consolidated Financial Statements

Inventories

Inventories consist of parts and supplies and are valued at the lower of cost or net realizable value as determined using the average cost method. Provisions are recorded to reduce inventory for obsolete or slow-moving inventory based on assumptions about future demand and marketability of products. As of December 31, 2023 and 2022, the valuation allowance for inventory totaled $14.6 million and $13.2 million, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized. The cost of assets retired or sold, together with their related accumulated depreciation, is removed from the accounts and any gain or loss on disposition is credited or charged to operations.

Goodwill

The Company has elected to amortize goodwill on a straight-line basis over 10 years. In addition, the Company has elected to test goodwill for impairment at the entity level whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recovered. Upon occurrence of a triggering event, the Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the Company is less than its carrying amount. If the Company determines it is more-likely-than-not that the fair value of the Company is less than its carrying value, the Company will perform a one-step impairment test and recognize an impairment loss for the amount by which the carrying amount exceeds its fair value. The Company did not record any impairment for the years ended December 31, 2023 or 2022.

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. The Company did not record any impairment for the years ended December 31, 2023 or 2022.

JF Holdings Corp.

Notes to Consolidated Financial Statements

Revenue and Cost Recognition

The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products and services are transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those goods and services. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of goods and services to a customer, meaning the customer has the ability to use and obtain the benefit of the related asset. The Company’s products are sold to customers throughout the United States.

Payment terms and conditions may vary by contract, although terms generally include a requirement of payment within 30-60 days after the performance obligation has been satisfied. As customer payment terms are typically less than one year, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of the transaction price. Costs to obtain contracts are generally not significant and are expensed in the period incurred. In addition, contracts with customers typically contain variable consideration in the form of early pay discounts and sales returns. The Company estimates the variable consideration, based on prior experience and current trends, and records a reduction to the sales price for the estimated variable consideration associated with the transaction. The total amount of variable consideration is not material. Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from sales.

Revenue associated with parts and equipment sales is recognized when the performance obligation has been satisfied and the control has been transferred to a customer, which generally occurs upon shipment. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased, along with any related discounts. Shipping and handling costs associated with outbound freight, after control over a product has transferred to a customer, are accounted for as a fulfillment cost and are included in cost of sales as incurred. For revenue transactions recognized under bill-and-hold arrangements, control transfers to the customer when the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the product even though it has decided not to exercise its right to take physical possession of that product.

Revenue associated with contracts from service and installation projects, including the respective parts and equipment, is recognized over time as the Company’s performance creates or enhances assets that are controlled by the customer. These contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct. Management applied the practical expedient in ASC 606-10-14 and excluded the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Revenue recognized at a point in time was approximately $250 million and $276 million for the years ended December 31, 2023 and 2022, respectively. Revenue recognized over time was approximately $341 million and $276 million for the years ended December 31, 2023 and 2022, respectively.

JF Holdings Corp.

Notes to Consolidated Financial Statements

The contract types are generally comprised of either a time and material contract or a fixed-price contract. For time and material contracts, revenue is recognized primarily on an input basis, based on contract costs incurred as defined within the respective contracts. For fixed price contracts, revenue is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract (cost-to-cost method). Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts or billed and unbilled amounts for which payment is contingent on anything other than the passage of time. Retainage included in contract assets totaled approximately $4.3 million and $0 at December 31, 2023 and 2022, respectively.

The Company does not have any impairment losses associated with contracts with customers for the year ended December 31, 2023 and 2022. Contract liabilities consist of fees invoiced or paid by the Company’s customers for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Company’s revenue recognition criteria described above. Customer deposits for equipment sales are also considered contract liabilities and are presented separately within the consolidated balance sheets.

Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. Additionally, both contract assets and contract liabilities are classified as current on the consolidated balance sheets as the Company expects to complete the related performance obligations and invoice the customers within one year of the balance sheet date.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value approximates the fair value of receivables, payables, and accrued expenses based upon the short-term nature of these amounts. Borrowings under the line of credit and term notes as of December 31, 2023 and 2022 have variable interest rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value (level 2).

JF Holdings Corp.

Notes to Consolidated Financial Statements

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Advertising

Advertising costs are expensed as incurred. Advertising expenses included within selling, general and administrative expenses in the accompanying consolidated statements of operations were not material during the years ended December 31, 2023 and 2022.

Business Combinations

The Company includes the results of operations of the businesses that it acquires as of the respective dates of acquisition. The Company records the fair value of the assets acquired and liabilities assumed as of the acquisition date. The excess of the fair value of the purchase price over the fair values of assets acquired and liabilities assumed is recorded as goodwill. The determination of the value and useful lives of the intangible assets acquired are valued using income and cost approaches and involve certain judgments and estimates which the Company considers to be Level 3 inputs. See Note 2 for further discussion of the Company’s business combinations.

Leases

The Company adopted Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) effective January 1, 2022, using the optional transition method. As a result, the consolidated financial statements for the year ended December 31, 2022, reflect the impact of the adoption of Topic 842 on the Company’s leases.

Upon the adoption of Topic 842, the Company has elected to apply the following package of practical expedients:

•	Contracts need not be reassessed to determine whether they are or contain leases.

•

All existing leases that were previously classified as operating leases continue to be classified as operating leases, and all existing leases that were previously classified as capital leases continue to be classified as finance leases.

•	Initial direct costs need not be reassessed.

JF Holdings Corp.

Notes to Consolidated Financial Statements

The Company has also elected the following practical expedients: (1) not to separate lease components from non-lease components, and (2) as an accounting policy election, to apply the short-term lease exception, which does not require the capitalization of leases with terms of 12 months or less.

The adoption of Topic 842 resulted in the recognition of right-of-use assets and lease liabilities of approximately $10 million and $10.5 million, respectively, on the consolidated balance sheet as of January 1, 2022 for certain leases that were previously classified as operating leases. The Company has also updated its disclosures related to leasing arrangements to comply with the new standard.

At the lease commencement date, the Company determines if a lease should be classified as an operating or a finance lease, and it recognized a corresponding lease liability and a right-of-use asset on the consolidated balance sheet. The lease liability is initially and subsequently measured as the present value of the remaining fixed minimum rental payments using discount rates as of the commencement date. The right-of-use asset is initially and subsequently measured at the carrying amount of the lease liability adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use asset.

Right-of-use assets are assessed for impairment using the long-lived assets impairment guidance. No impairments have been recorded during the years ended December 31, 2023 and 2022.

For finance leases, the Company accounts for lease agreements with contractually required lease and non-lease components on a combined basis pursuant to lease accounting guidance. For operating leases, the Company separates lease and non-lease components and capitalizes only the contractually required lease payments. Variable payments for operating leases (including most utilities, real estate taxes, insurance and variable common area maintenance) are expensed as incurred.

Short term leases and other insignificant leases are not recorded on the consolidated balance sheets but are expensed on a straight-line basis over the lease term.

Discount Rate

Under Topic 842, the discount rate used to calculate the lease liability should be the rate implicit in the lease if that rate can be readily determined. However, if the rate implicit in the lease cannot be readily determined, the Company will use the incremental borrowing rate (“IBR”) as the discount rate.

The Company’s IBR represents the rate of interest that the Company would have to pay to borrow funds on a collateralized basis over a similar term to the lease term. The Company will determine the IBR based on several factors, including creditworthiness, the underlying asset, the term of the lease, and the economic environment. The Company generally uses a portfolio approach to determine the IBR for leases with similar characteristics.

It is important to note that the Company’s IBR may change over time due to changes in market conditions or creditworthiness. Therefore, the Company will need to reassess the IBR on a periodic basis, at least annually or when there is a significant event that may impact borrowing costs.

JF Holdings Corp.

Notes to Consolidated Financial Statements

Debt Issuance Costs

In accordance with ASC 835, Debt and Equity Financing, costs associated with issuing debt, such as various fees and commissions are capitalized and reflected in the accompanying consolidated balance sheets as a contra long-term liability, and amortized over the finite life of the underlying debt instrument. These costs are included in interest expense using the effective interest method. The unamortized amounts are presented as a reduction of the total debt in the accompanying consolidated balance sheets. Accumulated amortization was $2.5 million and $1.8 million as of December 31, 2023 and 2022, respectively, and amortization expense was $0.7 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively. Original debt issuance costs were $4.5 million and $3.3 million as of December 31, 2023 and 2022, respectively.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses in Financial Instruments, and issued subsequent amendments to the initial guidance, collectively referred to as ASC 326. ASC 326 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which includes historical experience, current conditions, and reasonable and supportable forecasts. Entities will now use forward-looking information to better form their credit loss estimates. This ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. ASC 326 was effective for annual periods beginning after December 15, 2022. The adoption of this ASU did not have a material effect on the consolidated financial statements.

Reclassifications

Certain balances have been reclassified from prior year to conform to the current year’s presentation. Such reclassifications are not material and had no effect on the Company’s prior year results of operations or financial position.

2.	Business Combinations

MIBA, INC.

On December 19, 2023, the Company acquired 100% of the equity interests of MIBA, INC. (“MIBA”) for consideration of $7.7 million. MIBA is a premier Midwestern U.S. general contracting, petroleum services, and construction company, headquartered in Dayton, Ohio, that also provides maintenance, repair, and compliance testing services. The Company has included MIBA’s operating results from the date of the acquisition in the accompanying consolidated financial statements. This acquisition resulted in goodwill of $5.8 million related to customer relationships, synergies, and opportunities for growth through geographic expansion. The goodwill is expected to be deductible for tax purposes. Acquisition related costs of $0.3 million are included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2023.

JF Holdings Corp.

Notes to Consolidated Financial Statements

The Company determined the fair value of the tangible and intangible assets and the liabilities acquired, and recorded goodwill based on the excess of fair value of the acquisition consideration over such fair values, as follows:

Acquisition consideration:
Cash	$7,281,035
Deferred cash consideration	450,000

Fair value of consideration transferred	$7,731,035

Recognized amount of identifiable assets acquired and assumed liabilities:
Cash	$731,708
Accounts receivable	2,815,700
Inventories	870,858
Other current assets	1,105,552
Accounts payable	(2,150,887)
Accrued expenses	(1,458,671)

Total identifiable net assets	1,914,261
Goodwill	5,816,774

Total net assets acquired	$7,731,035

From the acquisition date through December 31, 2023, MIBA contributed net sales of $0.5 million and net loss of $0.3 million, which has been included in the Company’s consolidated statement of operations.

JF Holdings Corp.

Notes to Consolidated Financial Statements

Jones/Covey Group Incorporated

On October 31, 2023, the Company acquired 100% of the equity interests of Jones/Covey Incorporated (“Jones Covey”) for consideration of $40.3 million, with $6.8 million of that amount scheduled as deferred payment due on June 30, 2025. Jones Covey is a premier national general contracting and construction company, headquartered in Southern California, that also provides maintenance, repair and compliance testing services in the Western US. The Company has included Jones Covey’s operating results from the date of the acquisition in the accompanying consolidated financial statements. This acquisition resulted in goodwill of $20.2 million related to customer relationships, synergies, and opportunities for growth through geographic expansion. The goodwill is expected to be deductible for tax purposes. Acquisition related costs of $0.5 million are included in the accompanying consolidated statement of operations for the year ended December 31, 2023.

The Company determined the fair value of the tangible and intangible assets and the liabilities acquired, and recorded goodwill based on the excess of fair value of the acquisition consideration over such fair values, as follows:

Acquisition consideration:
Cash	$33,550,094
Deferred cash consideration	6,785,890

Fair value of consideration transferred	$40,335,984

Identifiable assets acquired and liabilities assumed:
Cash	$2,467,555
Accounts receivable	19,447,892
Inventories	4,707,414
Contract asset	1,787,668
Other current assets	2,035,632
Property and equipment	3,115,853
Intangibles	3,000,000
Accounts payable	(11,015,314)
Accrued expenses	(3,535,991)
Contract liabilities	(1,920,563)

Total identifiable net assets	20,090,146
Goodwill	20,245,838

Total	$40,335,984

From the acquisition date through December 31, 2023, Jones Covey contributed net sales of $13.7 million and net loss of $1.2 million, which has been included in the Company’s consolidated statement of operations. The determination of the estimated fair vales of net assets acquired was preliminary as of December 31, 2023 due to the limited amount of time since the acquisition date, as a result, further adjustments to these estimates may occur. The $6.8 million of deferred cash consideration is included in other liabilities on the accompanying consolidated balance sheet.

JF Holdings Corp.

Notes to Consolidated Financial Statements

Miller Construction Management, LLC

On August 1, 2023, the Company acquired 100% of the equity interests of Miller Construction Management, LLC (“MCM”) for consideration of $5.5 million. MCM is a commercially certified, multi-industry contractor serving commercial and retail installation, construction sectors with specialized turn-key solutions for ground ups, remodels and building additions. The acquisition of MCM bolsters JF’s General Contracting offering and expands its General Contracting reach across the Southeast and Gulf Coast regions. The Company has included MCM’s operating results from the date of the acquisition in the accompanying consolidated financial statements. This acquisition resulted in goodwill of $4.6 million related to customer relationships, synergies, and opportunities for growth through geographic expansion. The goodwill is expected to be deductible for tax purposes. Acquisition related costs of $0.3 million are included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2023.

The Company determined the fair value of the tangible and intangible assets and the liabilities acquired, and recorded goodwill based on the excess of fair value of the acquisition consideration over such fair values, as follows:

Acquisition consideration:
Cash	$3,543,000
Deferred cash consideration	2,000,000

Fair value of consideration transferred	$5,543,000

Identifiable assets acquired and liabilities assumed:
Accounts receivable	$3,305,031
Other current assets	463,945
Accounts payable	(2,262,694)
Accrued liabilities	(530,570)

Total identifiable net assets	975,712
Goodwill	4,567,288

Total net assets acquired	$5,543,000

From the acquisition date through December 31, 2023, MCM contributed net sales of $10.2 million and net profit of $0.1 million, which has been included in the Company’s consolidated statement of operations. The $2.0 million of deferred cash is expected to be paid in installments for $0.5 million commencing January 2024 and continuing every six months until July 2025. $1.0 million of deferred cash consideration is included in other current liabilities on the accompanying consolidated balance sheet, and $1.0 million is included in other liabilities on the accompanying consolidated balance sheet.

JF Holdings Corp.

Notes to Consolidated Financial Statements

Dykstra Holdings, LLC

On February 7, 2022, the Company acquired 100% of the equity interests of Dykstra Holdings, LLC (“Dykstra”) for consideration of $7.8 million. Dykstra is a commercially certified, multi-industry contractor specializing in commercial and convenience store construction and petroleum equipment installation and repair. This acquisition strengthens the Company’s leadership position in the industry and enhances its ability to serve customers in the Southeast region. The Company has included Dykstra’s operating results from the date of the acquisition in the accompanying consolidated financial statements. This acquisition resulted in goodwill of $6.1 million related to customer relationships, synergies and opportunities for growth through geographic expansion. The goodwill is expected to be deductible for tax purposes. Acquisition related costs of $0.6 million are included in the accompanying consolidated statement of operations for the year ended December 31, 2022.

The Company determined the fair value of the tangible and intangible assets and the liabilities acquired, and recorded goodwill based on the excess of fair value of the acquisition consideration over such fair values, as follows:

Consideration:
Cash	$7,840,827

Fair value of consideration transferred	$7,840,827

Recognized amount of identifiable assets acquired and assumed liabilities:
Current assets	$4,367,933
Property and equipment	39,892
Current liabilities	(2,675,513)

Total identifiable net assets	1,732,312
Goodwill	6,108,515

Total	$7,840,827

The fair value of the current assets acquired includes trade receivables with a fair value of $1.9 million. From the acquisition date through December 31, 2022, Dykstra contributed net sales of $41.6 million and net profit of $0.9 million, which has been included in the Company’s consolidated statement of operations.

JF Holdings Corp.

Notes to Consolidated Financial Statements

3.	Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following as of December 31:

	2023
	Weighted Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Customer list	4 years	$45,750,499	$(36,135,233)	$9,615,266
Trademark and tradename	4 years	30,209,000	(19,561,531)	10,647,469

Total		$75,959,499	$(55,696,764)	$20,262,735

Goodwill	8 years	$66,351,028	$(14,042,313)	$52,308,714

	2022
	Weighted Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Customer list	5 years	$45,750,499	$(33,085,199)	$12,665,300
Trademark and tradename	5 years	27,209,000	(16,087,083)	11,121,917

Total		$72,959,499	$(49,172,282)	$23,787,217

Goodwill	8 years	$35,699,579	$(10,105,681)	$25,593,898

The changes in the carrying amount of goodwill and intangible assets are as follows for the years ended December 31:

	2023
	Goodwill	Intangibles
Balance at beginning of year	$25,593,898	$23,787,217
Acquired	30,651,449	3,000,000
Amortization expense	(3,936,633)	(6,524,482)

Balance at end of year	$52,308,714	$20,262,735

JF Holdings Corp.

Notes to Consolidated Financial Statements

	2022
	Goodwill	Intangibles
Balance at beginning of year	$22,784,064	$30,411,704
Acquired	6,108,514	—
Amortization expense	(3,298,680)	(6,624,487)

Balance at end of year	$25,593,898	$23,787,217

Aggregate amortization expense for intangible assets and goodwill was $10.5 million and $9.9 million for the years ended December 31, 2023 and 2022, respectively. Amortization expense is expected to be approximately $12.3 million in 2024, $12.0 million in 2025, $11.2 million in 2026, $7.9 million in 2027, and $7.2 million in 2028, and $22.0 million thereafter.

4.	Accounts Receivable

Accounts receivable consisted of the following as of December 31:

	2023	2022
Trade receivables	$97,556,368	$83,043,391
Retainage receivables	4,100,081	1,064,175
Rebates receivable	12,882,510	14,565,283
Other receivables	1,306,194	293,821

	115,845,153	98,966,670
Less allowance for uncollectible accounts	(3,318,673)	(2,988,396)

	$112,526,480	$95,978,274

5.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	Useful Lives (years)	2023	2022
Autos & trucks	3-7	$10,163,071	$3,713,696
Furniture & equipment	3-10	4,323,228	4,137,183
Computer software	3-5	8,407,143	7,705,479
Machinery & equipment	3-10	5,996,898	3,277,215
Leasehold improvements	3-10	1,633,446	1,435,783

Less Accumulated Depreciation		(23,702,255)	(16,754,598)

		$6,821,531	$3,514,758

JF Holdings Corp.

Notes to Consolidated Financial Statements

Depreciation and amortization expense for property and equipment for the years ended December 31, 2023 and 2022 was $0.8 million and $1.7 million, respectively.

6.	Long-term Debt

The Company entered into a $119.5 million credit agreement on July 31, 2019, which includes a revolving line of credit and a debt facility. The credit facility includes multiple lenders, one of which is a stockholder of the Company’s ultimate parent.

Revolving Line of Credit

The Company has a $12.5 million revolving line of credit. Borrowings are secured by substantially all of the assets of the Company and guaranteed by the Company’s stockholder. The revolving line of credit expires on July 31, 2026 and bears interest on either a floating rate equal to the Base Rate plus the Applicable Margin or LIBOR plus the Applicable Margin. The Applicable Margin is based on the Company’s leverage ratio and is 4.5% for Base Rate loans and 5.5% for LIBOR loans. The effective interest rate was 10.98% and 9.57% at December 31, 2023 and 2022, respectively. The Base Rate is equal to the higher of the Prime Rate or the Federal Funds Rate plus 0.5%, and LIBOR is subject to a 1.0% minimum floor. The unused portion of the revolving line of credit bears interest at 0.5%. There were no outstanding borrowings on December 31, 2023, and $11 million on December 31, 2022.

Debt Facility

The Company has a credit agreement that includes a term note. Borrowings are secured by substantially all of the assets of the Company and guaranteed by the Company’s stockholder. The term note matures on July 31, 2026 and bears interest on either a floating rate equal to the Base Rate plus the Applicable Margin or LIBOR plus the Applicable Margin. The Applicable Margin is based on the Company’s leverage ratio and is 4.5% for Base Rate loans and 5.5% for LIBOR loans. The Base Rate is equal to the higher of the Prime Rate or the Federal Funds Rate plus 0.5%, and LIBOR is subject to a 1.0% minimum floor. The effective interest rate was 10.98% and 9.57% at December 31, 2023 and 2022, respectively. On October 31, 2023, the Company entered into an amendment to the 2019 debt agreement which allowed for $60 million of incremental borrowing under the term debt.

Aggregate principal maturities required on the debt facility as of December 31, 2023 are as follows:

2024	$2,127,450
2025	2,127,450
2026	205,072,012

$209,326,912
Less:
Unamortized debt issuance costs	$2,029,899
Current installments	2,127,450

Long-term debt, net unamortized debt issuance costs	$205,169,563

JF Holdings Corp.

Notes to Consolidated Financial Statements

The Company’s credit agreement contains certain covenants, which among other things, require the Company to maintain certain financial ratios. The Company was in compliance with these covenants as of December 31, 2023.

7.	Income Taxes

Income tax expense consisted of the following for the years ended December 31:

	2023	2022
Current income tax
Federal	$(966,630)	$966,630
State	355,285	499,911

Total	$(611,345)	$1,466,541

Deferred income tax
Federal	$—	$—
State	—	—

Total	—	—

Total provision for income taxes	$(611,345)	$1,466,541

JF Holdings Corp.

Notes to Consolidated Financial Statements

Income tax expense differs from the amounts that would result from applying the federal statutory rate of 21% to the Company’s loss before income tax expense as follows for the years ended December 31:

	2023	2022
Expected tax expense	$(4,819,723)	$(2,148,269)
State income taxes, net of federal benefit	(486,455)	66,309
Change in tax rate	(192,833)	484,917
Change in valuation allowance	16,788,225	(9,600,722)
Permanent differences	434,073	312,646
Other	53,500	(133,085)
Deferred tax adjustment – Section 382 limitation	(12,388,132)	12,484,745

Total	$(611,345)	$1,466,541

Temporary differences that give rise to the components of deferred tax assets and liabilities are as follows:

	2023	2022
Deferred Tax Assets:
Allowance for doubtful accounts	$695,517	$611,526
Inventory reserve	3,940,016	3,369,872
Net operating loss	13,331,915	12,632,674
Accrued expenses	1,475,837	—
Intangibles and property and equipment	3,450,629	—
Lease liability	8,942,102	7,174,483
Interest expense	9,022,097	3,704,165
Other	162,818	—

Total deferred tax assets	41,020,931	27,492,720

Deferred Tax Liabilities:
Right-of-use assets	(8,874,800)	(6,723,362)
Other	—	(34,962)
Intangibles and property and equipment	—	(5,376,547)

Total deferred tax liabilities	(8,874,800)	(12,134,871)

Net deferred tax assets	32,146,131	15,357,849

Less: valuation allowance	(32,146,131)	(15,357,849)

Net Deferred Tax Asset	$—	$—

JF Holdings Corp.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022, the Company has federal net operating losses of $53.9 million and $51.3 million, respectively. The net operating loss of $41 million, generated pre-2018 will expire between 2034 and 2037. The $12 million generated in 2018 – 2022 can be carried forward indefinitely, subject to 80% taxable income limitation. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income exclusive of scheduled reversal of deferred tax liabilities, and tax-planning strategies in making this assessment. Based upon the level of historical book losses, management believes it is not more-likely than-not that the Company will realize the benefits of these deductible differences, and accordingly, has a valuation allowance in the amount of $32.1 million and $15.4 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the Company does not have any material unrecognized tax benefits and accordingly has not recorded any interest or penalties related to unrecognized tax benefits. The Company’s policy is to record interest as part of tax expense. The Company files a consolidated federal return and various state returns. These returns remain subject to examination by taxing authorities for the years 2014, and 2016 through 2022 due to net operating loss carryforward.

Certain tax attributes are subject to an annual limitation due to a change in ownership as defined under Internal Revenue Code 382. The Company is in the process of finalizing the section 382 study.

8.	Leases

The Company has lease commitments with third parties under various finance and operating leases for office facilities, trucks, machinery and office equipment. Operating leases generally contain renewal options for periods ranging from 5 to 7 years. Because the Company is not reasonably certain to exercise these non-binding renewal options, the options are not considered in determining the lease term and associated potential option payments are excluded from future minimum lease payments. Rent expense totaled $4.1 million and $3.5 million for the year ended December 31, 2023 and 2022, respectively.

JF Holdings Corp.

Notes to Consolidated Financial Statements

The following table provides quantitative information concerning the Company’s operating and finance leases as of and for the year ended December 31, 2023:

	2023	2022
Lease Cost
Amortization of right-to-use assets - finance leases	$8,700,991	$6,684,596
Interest on lease cost	1,479,159	1,548,045
Operating lease cost	4,077,301	3,491,287
Variable lease cost	966,396	650,276

Total Lease Cost	$15,223,847	$12,374,204
Other Information
Finance lease - operating cash flows	$1,448,276	$1,538,438
Finance lease - financing cash flows	$8,548,735	$6,595,694
Operating lease - operating cash flows	$7,226,459	$6,171,315
Right-of-use Assets Obtained in Exchange for Lease Liabilities:
Operating leases	$6,985,242	$13,961,173
Finance leases	$11,684,403	$10,751,494
Weighted average remaining lease term - finance leases	2.97 years	2.98 years
Weighted average remaining lease term - operating leases	4.77 years	4.94 years
Weighted average discount rate - finance leases	10.18%	11.18%
Weighted average discount rate - operating leases	7.33%	7.39%

The following table is a maturity analysis of annual undiscounted cash flows for lease liabilities as of December 31, 2023:

Maturity	Finance Leases	Operating Leases
2024	$10,137,127	$4,603,892
2025	8,350,961	4,346,635
2026	4,422,263	3,555,525
2027	1,355,624	2,514,417
2028	364,125	1,670,540
In aggregate thereafter	739,710	1,809,717

Total	$25,369,810	$18,500,726

Less interest	$(2,391,339)	$(2,354,926)

Present value of lease liabilities	$22,978,471	$16,145,800

JF Holdings Corp.

Notes to Consolidated Financial Statements

9.	Employee Benefit Plan

The Company provides a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan (the “Plan”), which covers the Company’s eligible employees. Pursuant to the Plan, employees may elect to reduce their current compensation up to the IRS annual contribution limit. The amount contributed to the Plan is on a pre-tax basis.

The Company provides for discretionary matching contributions as determined by the Board of Directors for each calendar year. All matching contributions vest based on length of service, participants are 100% vested after 4 years of service. The program during fiscal 2023 and 2022 is to match $0.50 for every Dollar contributed by the employee up to the first 3% of pay. The Company’s matching contributions to the Plan totaled approximately $1.9 million and $1.8 million for the years ended December 31, 2023 and 2022, respectively.

10.	Related Party Transactions

The MCM acquisition described in Note 2 resulted in $2 million of deferred cash consideration to the seller. This seller has continued with the acquired entity as a key member of management.

A stockholder of the Company’s ultimate parent is one of the lenders in the Company’s credit facility (Note 6). The stockholder’s portion of the credit facility was $60 million as of December 31, 2023.

11.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risks consist principally of uninsured bank deposits and trade accounts receivable. The Company’s policy is to place its cash deposits with high-credit quality financial institutions and at times cash accounts may exceed FDIC insurance limits. The Company has never experienced any losses related to these balances. The Company routinely assesses the financial strength of its customers and believes that its trade receivable credit risk exposure is limited. The Company does not require collateral relating to its trade receivables.

The Company made purchases from three vendors in 2023 and 2022, which accounted for 35% and 42% of purchases during 2023 and 2022, respectively.

12.	Commitments and Contingences

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. Management does not expect the ultimate resolution of these actions to have a material effect on the Company’s financial position.

13.	Subsequent Events

The Company evaluated the effects of all subsequent events from December 31, 2023, through May 1, 2024, the date the consolidated financial statements were available for issuance and did not identify any additional items that would materially affect the consolidated financial statements or require additional disclosure.